Exhibit 99.1

MEDIA CONTACT:	INVESTOR CONTACTS:
Paul McSharry Ph: 353 1 663 3633	Chris Burns Ph: 800 252 3526 David Marshall Ph: 353 1 709 4444

ELAN FINALIZES PREVIOUSLY DISCLOSED SETTLEMENT RELATED TO PAST ZONEGRAN SALES AND MARKETING ACTIVITIES

DUBLIN, December 15, 2010 -- Elan Corporation, plc ("Elan") (NYSE: ELN) announced today that it has finalized the agreement-in-principle with the United States Attorney's Office for the District of Massachusetts to resolve all aspects of the U.S. Department of Justice's investigation of sales and marketing practices for Zonegran (zonisamide), an antiepileptic prescription medicine that Elan divested in 2004.

Consistent with the terms of the agreement-in-principle announced on July 15, 2010, Elan will pay $203.5 million pursuant to the terms of a global settlement resolving all U.S. federal and related state Medicaid claims.  In the second quarter of 2010, Elan disclosed a $206.3 million reserve charge for the settlement, interest and related costs.  No additional charge to the Company’s earnings will be recorded in connection with this settlement.

“We are pleased to have reached this agreement, which concludes a longstanding legal matter on a product Elan divested over six years ago,” said John B. Moriarty, Jr. Senior Vice President and General Counsel of Elan.  “Elan is committed to adhering to the highest ethical and legal standards and has developed a strong compliance program based upon best industry practices.  We have continued to enhance our compliance program with the 2010 appointment of Senior Vice-President and Chief Compliance Officer, Fabiana Lacerca-Allen, who is a recognized leader in the field.  We look forward to continuing to focus on our leading neuroscience programs and developing potentially breakthrough therapies for the treatment of multiple sclerosis, Alzheimer’s disease and Parkinson’s disease.”

As part of the agreement, Elan Pharmaceuticals, Inc., a U.S. subsidiary of Elan Corporation, plc, has agreed to plead guilty to a misdemeanor violation of the U.S. Federal Food, Drug and Cosmetic Act and Elan has entered into a Corporate Integrity Agreement with the Office of Inspector General of the United States Department of Health and Human Services.

The civil settlement agreement and the agreed-upon sentence for the misdemeanor plea are subject to approval by the United States District Court for the District of Massachusetts.

About Elan Corporation, plc

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York and Irish Stock Exchanges.  For additional information about the Company, please visit http://www.elan.com.

Forward-Looking Statement

The statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties. A list and description of some of the risks, uncertainties and other matters that confront us can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, and in our Reports of Foreign Issuer on Form 6-K filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and we assume no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.

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